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www.cooley.com
GIAN-MICHELE A MARCA (415) 693-2148 gmamarca@colley.com
August 24, 2005
VIA EDGAR, FAX AND FEDERAL EXPRESS
Duc Dang
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ad.Venture Partners, Inc.
Registration Statement on Form S-1 File No. 333-124141
Dear Mr. Dang:
This letter is written pursuant to our telephone conversations of today. You have asked us to provide information concerning the distribution of revised preliminary prospectus in connection with a reduction in the offering size for the above-referenced offering.
The Company has filed a pre-effective amendment to reflect the offering size decrease. In addition, we have been advised by the underwriters that they have distributed copies of the revised preliminary prospectus included in such amendment reflecting such offering size decrease via email to all accounts that have indicated an interest in purchasing in the offering; that these emails conformed to forms of emails provided supplementally to the staff of the Securities and Exchange Commission with our letter dated August 8, 2005; and that they intend to offer and sell the Company’s units in this offering solely to those accounts.
In addition, in connection with the refiling of our legality opinion (exhibit 5.1 to the above-referenced registration statement), which has been amended to reflect the decreased offering size, we hereby reconfirm that the reference in our legality opinion to the Delaware General Corporation Law is meant to encompass relevant portions of the Delaware Constitution and published judicial proceedings of Delaware courts.
Sincerely,
/s/Gian-Michele a Marca
Gian-Michele a Marca

cc:	Howie Balter (Ad.Venture Partners, Inc.)
Ilan Slasky (Ad.Venture Partners, Inc.) Floyd I. Wittlin (Bingham McCutcheon LLP)